FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 27, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 27, 2016 – Block Listing Six Monthly Return

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		7,007,218
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,007,218

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		39,405,368
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,405,368

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		1,017,361
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,017,361

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		5,260,152
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		425,787
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,834,365

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		3,061,084
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,061,084

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		3,539,003
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,539,003

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Date: 22 July 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 January 2016	To:	14 July 2016
Balance of unallotted securities under scheme(s) from previous return:		1,131,230
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		364,500
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		784,730

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796